Exhibit 21

Subsidiaries of the Registrant

Name of Subsidiary	Place of Incorporation
General Red Holding, Inc.	Delaware
Han Glory International Limited	British Virgin Islands
Sheng Da Holdings Limited	British Virgin Islands
Greater China International Limited	Hong Kong
Nanchang Hanxin Agriculture Technology Co. Ltd.	People’s Republic of China
Xingguo General Fruit Industry Development Co., Ltd.	People’s Republic of China
Xingguo General Red Navel Orange Preservation Company Ltd.	People’s Republic of China